EXHIBIT 4.3

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

WHEREAS an amendment to the Articles of the Company was proposed at the 2008 annual and special general meeting of the Company’s shareholders, held on October 30, 2008 at Vancouver, British Columbia;

IT WAS DULY RESOLVED, as a special resolution, that:

(a)	the quorum requirements for general meetings of shareholders of the Company set out under section 11.3 of the Articles of the Company be amended by deleting the number “5%” and replacing it with “33 1/3%”; and

(b)	any one director or officer is hereby authorized, on behalf of the Company, to execute and deliver, and file all additional documents, as may be necessary or advisable in order to give full effect to the foregoing resolution.